

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 8, 2016

Via e-mail
Kim Thompson
President, Chief Executive Officer and Chairman
Kraig Biocraft Laboratories, Inc.
2723 South State Street
Suite 150
Ann Arbor, Michigan

>   **Re: Kraig Biocraft Laboratories, Inc.**
>   **Post-Effective Amendment to Form S-1**
>   **Filed May 27, 2016**
>   **File No. 333-199820**

Dear Mr. Thompson:

        We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. This post-effective amendment was filed to update the financial information in your Form S-1 which contained audited financial statements for the fiscal year ended December 31, 2014. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you made any offers and/or sales of your common stock using the prospectus from April 30, 2016 to May 27, 2016, during which time the audited financial statements in the prospectus were not current.

Kim Thompson
Kraig Biocraft Laboratories, Inc.
June 8, 2016
Page 2

2. You currently only indicate the amount of shares that remain available for sale under this registration statement at the bottom of page 7. Please revise your prospectus to indicate the amount of Class A common stock still available for sale under this registration statement wherever you discuss the 110 million shares initially registered, and please update your discussion of your selling shareholder and the amount of shares that they are offering, starting on page 16, accordingly.

Explanatory Note, page 2

3. You state in this explanatory note that in reliance on Section 84001 of the FAST Act you are electing to incorporate all documents subsequently filed pursuant to the periodic reporting obligations of the Exchange Act by reference. Please revise to include the statements required by Item 12(b)(1) of Form S-1. Please also include the undertaking called for by Item 512(b) of Regulation S-K in your undertakings section on page 88.

Prospectus Summary, page 5

4. You indicate that you expect to "begin work on [your] first US government funded program" over the second and third quarters of 2016. Please describe any material relationships with the federal agency that you refer to here, and please file any material contracts. If you have yet to enter into any arrangements, please prominently disclose that fact. Please refer to Item 601(b)(10) of Regulation S-K and Rule 408 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Leland Benton at 202-551-3791 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Justin Grossman (*via e-mail*)
       Hunter Taubman Fischer LLC